Exhibit 99.1

Sent via electronic delivery

October 9, 2023

Tiffany Weatherholtz

Associate/Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, GA 30363

RE:	OceanTech Acquisitions I Corp. (Symbol: OTEC)
Nasdaq Listing Qualifications Hearings
Docket No. NQ 6654C-23

Dear Ms. Weatherholtz:

The Nasdaq Hearings Panel (“Panel”) grants the request of OceanTech Acquisitions I Corp. (the “Company”) to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”), subject to the conditions discussed below.

Company Background and Financial Information. According to its public disclosures, the Company is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company’s Form 10-Q for the period ended June 30, 2023, reported total assets of $9,397,014 and stockholders’ deficit of $10,454,700. For the six-month period ended June 30, 2023, the Company reported revenue in the amount of $13,604 and net loss from continuing operations of $1,589,771. As of June 30, 2023, the Company reported 915,975 shares of Class A common stock outstanding, with approximately 151,850 publicly held shares. The closing bid price for the Company’s common stock on September 12, 2023, was $11.0300 per share; consequently, the market values for the Company’s total listed securities and publicly held shares were $10,434,145 and $1,674,906, respectively.

Procedural History. On January 24, 2023, Nasdaq Listing Qualifications staff (“Staff”) notified the Company that it no longer complied with the $35,000,000 minimum market value of listed securities requirement set forth in Listing Rule 5550(b)(2). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 24, 2023, to regain compliance with Listing Rule 5550(b)(2). On July 25, 2023, Staff notified the Company that it had determined to delist the Company as it did not comply with the minimum market value of listed securities requirement. On July 27, 2023, the Company requested a hearing. On September 13, 2023, Staff issued an additional delist determination letter for the Company’s failure to maintain a minimum of 300 public shareholders for continued listing pursuant to Listing Rule 5550(a)(3), which served as an additional and separate deficiency requiring delisting of the Company’s securities. A hearing on the matter was held on September 21, 2023.

Listing Standards at Issue. The Company is in violation of the $35,000,000 minimum market value of listed securities requirement (MVLS) set forth under Listing Rule 5550(b)(2) (the “MVLS Rule”), or any of the alternatives in Rule 5550(b). Additionally, the Company is in violation of the minimum of 300 public shareholders requirement in Listing Rule 5550(a)(3) (the “Roundlot Rule”).

Factual Background.

The Panel considered the entire record, which is incorporated by reference into this decision. Relevant documents include the Company’s submission(s), the memorandum prepared by Staff, and the Company’s public filings.

The Company was represented by outside counsel and senior management. Counsel for the Company explained that the Company failed to maintain the minimum $35 million market value of listed securities due to a larger than expected number of redemptions by SPAC shareholders. To address this deficiency, the Company completed a proxy vote on September 5, 2023, to convert Class B shares worth roughly $28 million to Class A. That amount, plus an additional $9 million in existing Class A shares, would allow the Company to regain compliance with the MVLS rule, according to counsel for the Company. The Company is working with Listings Qualifications Staff to verify compliance.

Counsel then outlined the Company’s plan to cure the Shareholders Rule. Counsel advised that in instead of specifically addressing the Roundlot Rule, the Company planned to complete a de-SPAC transaction with a company named Regentis Biomaterials. The transaction will be underwritten by Maxim Group. Counsel advised the Panel that a representative from Maxim was confident the new entity would meet the Roundlot Rule. The Company has already filed a Form S-4 registration statement with the SEC and is in the process of completing the review. Counsel states the Company has fewer than 20 comments to address in response to SEC staff inquiries regarding the transaction. The Company anticipates completing the business combination by the end of the year. The Company requested an exception until December 31st. After the hearing, Counsel for the Company provided a chart listing each of the initial listing requirements and noted how the Company anticipated meeting each requirement.

Panel Analysis and Conclusions. Based on the information presented, the Panel has determined to grant the Company’s request for an exception until January 2, 2024, subject to the conditions outlined below. The Company has already taken steps to cure the MVLS deficiency and is working to complete a de-SPAC transaction that will allow it to establish compliance with all the initial listing requirements. Based on the Company’s efforts thus far, the Panel believes an exception to the continued listing rules is appropriate.

Accordingly, the Panel grants the Company’s request for continued listing on The Nasdaq Capital Market, subject to the following:

1.	On or before October 20, 2023, the Company shall demonstrate compliance with Listing Rule 5550(b)(2),

2.	On or before January 2, 2024, the Company shall complete a business combination with Regentis Biomaterials and establish compliance with Listing Rule 5505.

It is a requirement during the exception period that the Company provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, any event that may call into question the Company’s ability to meet the terms of the exception granted. The Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Exchange inadvisable or unwarranted.

In addition, any compliance document will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of the exception. The Company should assess its disclosure obligations with respect to the materiality of the Panel’s decision and determine what public disclosures of the decision and its terms are appropriate.

The Company may request that the Nasdaq Listing and Hearing Review Council review this decision. A written request for review must be received within 15 days from the date of this decision and should be sent by e-mail to the Office of Appeals and Review at appeals@nasdaq.com. Pursuant to Nasdaq Listing Rule 5820(a), the Company must submit a fee of $15,000.00 to Nasdaq to cover the cost of the review. Instructions for submitting the fee are on the enclosed Appeals Payment Form. Please include evidence of this payment with the e-mailed request for review by attaching a PDF copy of the wire instructions or check.

The Company should be aware that the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review this decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel. The Company will be immediately notified in the event the Listing Council determines that this matter will be called for review.

Should you have any questions, please do not hesitate to contact me at (202) 912-3058.

Sincerely,

Aravind Menon
Hearings Advisor
Nasdaq Office of General Counsel

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